Exhibit 99.1

PRESS RELEASE
Wednesday 26 November 2025 – 07:00 a.m. CET
Regulated information

CMB.TECH ANNOUNCES Q3 2025 RESULTS
SOFT SUMMER, FOLLOWED BY
ROARING TANKER AND DRY BULK MARKETS

ANTWERP, Belgium, 26 November 2025 – CMB.TECH NV (“CMBT”, “CMB.TECH” or “the Company”) (NYSE: CMBT, Euronext Brussels: CMBT and Euronext Oslo Børs: CMBTO) reported its unaudited financial results today for the third quarter ended 30 September 2025.

HIGHLIGHTS

Financial highlights:

o	Profit for the period of 17.3 million USD in Q3 2025. EBITDA for the same period was USD 238.4 million.
o	CMB.TECH’s contract backlog stands at 2.95 billion USD.
o	Proposal to declare an interim dividend of USD 0.05 per share which is expected to be paid on or about 15 January 2026.

Fleet highlights:

o	Delivery of 7 newbuilding vessels (Q3 – Quarter to date):
➢	Super-Eco Newcastlemax: Mineral Slovensko and Mineral Slovenija
➢	VLCC: Atrebates
➢	Chemical tanker: Bochem Santos
➢	CSOV: Windcat Rotterdam
➢	CTV: Windcat 58, Windcat 61

o	Sale of the VLCC Dalma (2007, 306,543 dwt) & the capesize Battersea (2009, 169,390 dwt).
o	The time charter of the VLCC Donoussa (2016, 299,999 dwt) was extended for another 11 months, until October 2026.
o	Windcat has ordered one Multi-Purpose Accommodation Service Vessel (MP-ASV) (CSOV XL) with an option of five more.
Corporate highlights:
o	Supervisory Board changes: resignation of Mr. Marc Saverys & Mrs. Julie De Nul and cooptation of Mr. Carl Steen & Mrs. Gudrun Janssens.

For the third quarter of 2025, the Company realised a profit for the period of USD 17.3 million or USD 0.07 per share (third quarter 2024: a profit for the period of 98.1 USD million or USD 0.49 per share). EBITDA (a non-IFRS measure) for the same period was USD 238.4 million (third quarter 2024: USD 177.1 million).
Commenting on the Q3 results, Alexander Saverys (CEO) said:
“After a relatively quiet summer and seasonally lower rates, tanker and dry bulk markets came roaring back and are at multi-year highs. Results in Q3 reflected the softer market but stronger bookings in Q4 will significantly improve the result going forward.  We have sold another two older vessels and taken delivery of seven ships as we continue to rejuvenate and decarbonise our fleet.”

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 26 November 2025 – 07:00 a.m. CET
Regulated information

Key figures

The most important key figures (unaudited) are:

(in thousands of USD)	Third Quarter 2025	Third Quarter 2024	YTD 2025	YTD 2024

Revenue	454,248	221,840	1,077,100	714,217
Other operating income	8,097	4,161	28,252	42,406

Raw materials and consumables	(1,368)	(481)	(6,496)	(2,159)
Voyage expenses and commissions	(110,244)	(45,715)	(233,986)	(131,618)
Vessel operating expenses	(116,869)	(46,816)	(292,342)	(146,829)
Charter hire expenses	(1,089)	(118)	(2,709)	(135)
General and administrative expenses	(34,076)	(16,863)	(90,471)	(53,150)
Net gain (loss) on disposal of tangible assets	39,284	61,356	143,075	563,903
Depreciation and amortisation	(109,073)	(40,241)	(273,442)	(122,118)
Impairment losses	300	—	(3,273)	—

Net finance expenses	(111,193)	(37,575)	(293,633)	(83,554)
Share of profit (loss) of equity accounted investees	146	(232)	1,717	2,338
Result before taxation	18,163	99,316	53,792	783,301

Income tax benefit (expense)	(868)	(1,238)	(3,708)	(5,602)
Profit (loss) for the period	17,295	98,079	50,084	777,699

Attributable to:
Owners of the Company	19,872	98,079	71,638	777,699
Non-controlling interest	(2,577)	—	(21,554)	—

Earnings per share:

(in USD per share)	Third Quarter 2025	Third Quarter 2024	YTD 2025	YTD 2024

Weighted average number of shares (basic) *	238,021,435	201,912,942	208,978,825	196,654,266
Basic earnings per share	0.07	0.49	0.24	3.95

*	The number of shares issued on 30 September 2025 is 315,977,647. However, the number of shares excluding the owned shares held by CMB.TECH at 30 September 2025 is 290,169,769.

EBITDA reconciliation (unaudited):

(in thousands of USD)	Third Quarter 2025	Third Quarter 2024	YTD 2025	YTD 2024

Profit (loss) for the period	17,295	98,079	50,084	777,699
+ Net finance expenses	111,193	37,575	293,633	83,554
+ Depreciation and amortisation	109,073	40,241	273,442	122,118
+ Income tax expense (benefit)	868	1,238	3,708	5,602
EBITDA (unaudited)	238,429	177,133	620,867	988,973

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 26 November 2025 – 07:00 a.m. CET
Regulated information

EBITDA per share:

(in USD per share)	Third Quarter 2025	Third Quarter 2024	YTD 2025	YTD 2024

Weighted average number of shares (basic)	238,021,435	201,912,942	208,978,825	196,654,266
EBITDA	1.00	0.83	2.97	5.03

All figures, except for EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.
Interim dividend
CMB.TECH intends to propose an interim dividend of USD 0.05 per share, which is expected to be paid on or about 15 January 2026, subject to completion of the required statutory procedures.

Subject to completion of the required statutory procedures and final approval, the timing of the distribution of this Interim Dividend is as follows:

COUPON 44	Ex-dividend date	Record date	Payment date
Euronext	6 January 2026	7 January 2026	15 January 2026
NYSE	7 January 2026	7 January 2026	15 January 2026
OSE	6 January 2026	7 January 2026	on or about 20 January 2026

TCE
The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarised as follows:
	Q3 2025	Q3 2024	Quarter-to-Date Q4 2025
	USD/day	USD/day	USD/day	Fixed %
DRY BULK VESSELS
Newcastlemax average spot rate(1)	29,423	31,271	33,685	83.0%
Newcastlemax average time charter rate	21,329
Capesize average rate(1)	20,537		26,284	87.0%
Panamax/Kamsarmax average spot rate(1)	13,467		17,042	77.0%
Panamax/Kamsarmax average time charter rate	13,364
TANKERS
VLCC average spot rate (2)	30,486	39,700	68,048	78.0%
VLCC average time charter rate(3)	45,725	46,700
Suezmax average spot rate(1) (3)	48,210	37,200	59,910	73.0%
Suezmax average time charter rate	33,455	30,750
CONTAINER VESSELS
Average time charter rate	29,378	29,378
CHEMICAL TANKERS
Average spot rate(1) (2)	20,675	25,489	22,578	N/A
Average time charter rate	19,306	19,306

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 26 November 2025 – 07:00 a.m. CET
Regulated information

OFFSHORE WIND
CSOV Average time charter rate	27,272		118,870	83.7%
CTV Average time charter rate	3,470	3,075	2,836	77.7%
(1) Reporting load-to-discharge, in line with IFRS 15, net of commission
(2) CMB.TECH owned ships in TI Pool or Stolt Pool (excluding technical off hire days)
(3) Including profit share where applicable
CORPORATE UPDATE
Supervisory Board changes
As already announced, Mr. Marc Saverys and Mrs. Julie De Nul have decided to resign as members of the Supervisory Board of CMB.TECH in Q3 2025. Mr. Marc Saverys has also resigned as Chairman of the Supervisory Board. Mr. Patrick de Brabandere, as representative of Debemar BV was appointed to succeed Mr. Marc Saverys as chairman of the Supervisory Board.
The Supervisory Board has further decided to co-opt Mrs. Gudrun Janssens and Mr. Carl Steen as independent members within the Supervisory Board. Mr. Carl Steen has been appointed to succeed Mrs. Julie de Nul as chairman of the Remuneration committee. The reviewed composition of the committees of the Supervisory Board can be found on our website.
CMB.TECH FLEET DEVELOPMENTS
Orders
Windcat
Windcat has ordered one Multi-Purpose Accommodation Service Vessel (MP-ASV) (CSOV XL) with an option of five more. This new type of vessel is based on the proven concept of Windcat's CSOVs. The vessels will be built by Damen Shipyards and delivered from 2028.
Sales
Bocimar
CMB.TECH has sold the capesize Battersea (2009, 169.390 dwt). The sale will generate a total capital gain of 2.4 million USD. The vessel will be delivered to its new owner during Q4 2025.
The capesize Golden Zhoushan (2011, 175,834) was delivered to its new owner during Q4 2025. No capital gain will be generated by the sale.
Euronav
On 25 August 2025, the Company entered into an agreement to sell the Suezmax Sofia (2010, 165,000 dwt) for a net sale price of USD 40.1 million. The sale will generate a gain of approximately USD 20.4 million and is expected to be delivered to its new owner in the fourth quarter of 2025.
CMB.TECH has sold the VLCC Dalma (2007, 306,543 dwt). The sale will generate a capital gain of 26.7 million USD. The vessel will be delivered to its new owner during Q4 2025.
The time charter of the VLCC Donoussa (2016, 299,999 dwt) was extended for another 11 months, until October 2026.
Hakata (2010, 302,550 dwt) & Hakone (2010, 302,624 dwt) were delivered to their new owners in Q3 2025, generating a total capital gain of approx. 39.3 million USD in Q3 2025.
Newbuilding deliveries
On 2 July 2025, the Company took delivery of the CTV Windcat 58.
On 24 July 2025, the Company took delivery of the CSOV Windcat Rotterdam.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 26 November 2025 – 07:00 a.m. CET
Regulated information

On 8 August 2025, the Company took delivery of Newcastlemax Mineral Slovensko (2025, 210,000 dwt).
On 18 September 2025, the Company took delivery of Chemical tanker Bochem Santos (2025, 25,000 dwt).
On 26 September 2025, the Company took delivery of Newcastlemax Mineral Slovenija (2025, 210,000 dwt).
On 10 November 2025, the Company took delivery of VLCC Atrebates (2025, 319,000 dwt).
On 12 November 2025, the Company took delivery of the CTV Windcat 61.
MARKET & OUTLOOK
Bocimar – Dry-Bulk Market1
Despite China’s steel output slipping into a year-on-year contraction (-0.7%), iron ore imports have surged to record levels — reaching an all-time high of 116.3 mt in September (+11.7% y-o-y) — while China’s port inventories of iron ore declined (-7.2% y-o-y). Although Chinese steel production has decreased, iron ore imports have risen due to the gradual depletion of domestic mines, with Chinese iron ore self-sufficiency year-to-date 2025 standing at only 7%. Moreover, there is mounting evidence that the average quality of globally traded iron ore (in terms of Fe content and impurities) has been gradually deteriorating. Flagship Australian blends that once comfortably sat at 62% Fe have slipped closer to 60.8%, and mid-grade fines in the 60–61% Fe band now dominate Chinese seaborne and portside trade. When the quality of the average tonne falls, the volume of tonnes needed to keep the furnaces going does not fall one-for-one with crude steel. In addition, in today’s environment of heightened global instability, it is expected that nations will increasingly prioritise importing and stockpiling key commodities. This reinforces the bullish outlook for the seaborne dry bulk market. Historically, China’s iron ore imports have been more closely linked to global supply dynamics than to domestic steel output trends — a pattern reaffirmed by recent data. Vale has confirmed a solid Q3 production performance, with iron ore output 6% above consensus, marking its highest production since the Brumadinho dam failure in 2018. Guidance remains at the upper end of expectations (2026: 340–360 mt, up from 325–335 mt in 2025). Rio Tinto is largely on track to meet its FY25 guidance across major divisions, however, the key update was that Simandou has loaded its first cargo for transport to rail and port, with the first shipment still expected in November. Rio Tinto continues to guide to a 30-month ramp-up to the design capacity of 120 mtpa (100% basis). The 11,350 nm Guinea–China route is over 3 times the sailing distance of the 3,500 nm Australia–China leg, implying a significant boost to tonne-mile demand and fleet utilisation.
Over the next few years, new iron ore supply from projects such as Simandou and Brazilian expansions could outpace demand growth, particularly if China’s steel production remains subdued. In such a scenario, the additional tonnage may not be fully absorbed by the market, leading to lower iron ore prices and potential production cutbacks at high-cost mines. If the market becomes oversupplied by around 100 million tonnes, roughly 40% of the high-cost output would likely be in Australia, 40% in China, 7% in Brazil, and 12% elsewhere. These at-risk volumes are primarily short-haul trades, meaning their removal would reduce short-distance supply while leaving longer-haul high iron ore quality routes—such as Brazil–China and the emerging Guinea–China corridor—intact. As a result, even though total seaborne volumes could fall, the average sailing distance would increase, supporting tonne-mile demand and Capesize vessel utilisation. If oversupply deepens to 200 million tonnes, the effect would be amplified, as more short-haul production exits the market and a greater share of trade shifts toward long-haul flows. Overall, the seaborne iron ore market is set to be a key growth driver for the Capesize dry bulk segment: seaborne iron ore demand forecast of 2026e +2.8% and 2027e +2.7%, whilst the Capesize fleet growth stands only at 2026e +2.2% and 2027e +2.6%.
Bauxite has become an increasingly important cargo stream for Capesize vessels, offsetting weakness in coal volumes. A shortened monsoon season in Guinea allowed mining and loading operations to resume earlier than usual, triggering a wave of Capesize ballasting toward West Africa to capture fresh export opportunities. During the first three quarters of 2025, China imported 130 million tonnes of bauxite via Capesize vessels — a robust +26.6% y-o-y increase. Of this, approximately 120 million tonnes originated from Guinea, equivalent to around 626 Capesize voyages on the Guinea–China route. This uptrend reflects both strong Chinese aluminium sector demand, driven by advanced manufacturing and clean energy industries, and favourable operational conditions in West Africa. For Panamax and Supramax vessels, bauxite’s growth has tightened regional availability, as Capesize repositioning absorbs tonnage previously competing for mid-size cargoes. In addition, the Guinean bauxite trade is reducing some of the inherent seasonality of the Capesize trade as the ‘bad weather’ seasonality is complementary: Brazil (rain season Nov-Apr), Australia (cyclone season Jan-Mar), and Guinea (rain season Jul-Oct). Long term seaborne bauxite transportation is expected to grow with 2026e 12.4% and 2027e 11.0%.

1
 Source: AXS Marine, Clarksons SIN, Clarksons, Breakwave Advisors, Morgan Stanley, BRS, Vale, Rio Tinto, Doric, IEEFA, Intermodal

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 26 November 2025 – 07:00 a.m. CET
Regulated information

While bauxite and iron ore continue to be positive contributors to the dry bulk market, the coal trade is trending in the opposite direction. Seaborne coal trade peaked in 2024, driven by high import demand in Asia, particularly China. However, in 2025, this trend has reversed due to lower seaborne coal demand, robust domestic production, and high stockpiles in China and India, reducing import needs. The IEA projects a continued decline in global coal trade in 2026, marking the first two-year decline this century, primarily due to China’s decreasing demand. Panamax vessels will bear the brunt of declining coal volumes. Short term fluctuations are still to be expected enabling short term import arbitrage – e.g. impact of temporary subdued quantities of rain on hydroelectric generation capacity, or temporary Chinese coal mine output curbs due to safety inspections.
The global grain market in 2025 started slowly, with seaborne trade down 5% year-over-year in Q1 due to weaker Black Sea exports amid ongoing conflict. However, volumes rebounded as of Q2, driven by strong U.S. and South American harvests. Soybeans remain central to the grain story. China, the world’s largest importer, purchased 12.28 million tonnes in August 2025 – the highest volume ever recorded for the month – shoring up domestic supplies ahead of the US harvest. Most of the cargoes came from Brazil, leaving Chinese crushers well-prepared for a winter potentially constrained by trade frictions. China is estimated to have accounted for approximately 93 percent of Brazil's total soybean exports in September, a historically high and disproportionate share and a direct result of the ongoing trade tensions and tariffs from the US. Although recent negotiations between China and USA have been fruitful, delaying both US and Chinese port fees by 12 months, a continued tit-for-tat trajectory remains a possibility as both sides continuously recalibrate their negotiation leverage.  Overall, seaborne grain trade is projected to grow 2% for FY 2025, with a stronger second half fuelled by record U.S. corn and Brazilian soybean harvests. Long term seaborne grain transportation is expected to grow with 2026e 5.3% and 2027e 3.5%.
The Capesize and Newcastlemax orderbook currently stands at 9.3% of the active fleet. 32% or 518 vessels are over 15 years old and are increasingly uneconomical to operate amid rising environmental compliance costs. The Panamax and Kamsarmax orderbook currently stands at 13.6% – with 31% or 863 vessels over 15 years old. In addition, new vessel contracting remains subdued, constrained by limited shipyard availability (~4year contract cover), elevated construction costs and persistent uncertainty regarding future propulsion technologies. The market remains relatively balanced, though growth drivers are strongly skewed in favour of Capesizes: 2026e demand growth of 3.9%, net fleet growth of 3.7%, and utilisation of 86.4%. Improving further in 2027e: demand growth of 3.6%, net fleet growth of 3.2%, and utilization of 86.8%.
Bocimar has 36 (+10NB) Newcastlemaxes on the water (average age 2.5y), 39 Capesize vessels on the water (average age 10.6y), and 30 Kamsarmax/Panamax vessels on the water (average age 5.9y).

Q3 2025 Performance Highlights:
•
Newcastlemax: actual Q3 2025 spot TCE actuals at 29,423 USD/day. CMB.TECH Newcastlemax fleet outperformed Q3 5TC Baltic Capesize Index by 25.5% (23,450 USD /day basis net-net). Q4 TCE quarter to date rates at 33,685 USD/day (83% fixed)

•
Capesize: actual Q3 2025 TCE actuals at 20,537 USD/day. Q4 TCE quarter to date rates at 26,284 USD/day (87% fixed) – outperforming the Q4 qtd 5TC Baltic Capesize Index by 10.2% (23,861 USD /day basis net-net)

•
Kamsarmax/Panamax: actual Q3 2025 TCE actuals at 13,467 USD/day. Q4 TCE quarter to date rates at 17,042 USD/day (77% fixed) – outperforming the Q4 qtd 4TC Baltic Panamax BPI-74 Index by 19.2% (14,288 USD/day basis net-net)

Euronav – Tanker Markets2
Global oil market fundamentals remained heavily supply-driven during the third quarter of 2025, underscoring a rapidly evolving environment for crude transportation demand. Global oil supply in September was up by a massive 5.6 mb/d compared with a year ago. OPEC+ accounted for 3.1 mb/d of this increase, as the Group of Eight unwound 2 mb/d of production cuts and as Libya, Venezuela, and Nigeria all posted strong gains. Based on the latest OPEC+ agreement, output is on track to rise by an average of 1.4 mb/d in 2025 and potentially a further 1.2 mb/d in 2026. Non-OPEC+ producers are also set to expand supply by 1.6 mb/d and 1.2 mb/d, respectively, led by the United States, Brazil, Canada, Guyana, and Argentina. Risks to the forecast persist, with sanctions on Russia and Iran adding layers of geopolitical complexity and uncertainty.

2 Source: AXS Marine, Clarksons SIN, IEA, Morgan Stanley, Goldman Sachs

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 26 November 2025 – 07:00 a.m. CET
Regulated information

On the demand side, global oil consumption rose by a modest 750 kb/d y-o-y in Q3 25, marking a rebound from Q2 25’s tariff-affected 420 kb/d growth pace. Nevertheless, oil use is expected to remain subdued through the remainder of 2025 and into 2026, with annual gains projected at around 700 kb/d in both years. This remains well below historical trends, reflecting a tougher macroeconomic backdrop and ongoing structural headwinds from amongst others transport electrification.

Balancing these dynamics highlights that the oil market has been in surplus since the start of 2025. Stock builds have been concentrated in crude inventories in China – driven by regulatory requirements, competitive oil prices, increased availability of new storage capacity, and a desire to boost inventories in an increasingly uncertain world with higher risk of supply disruptions. By September, a surge in Middle East production, combined with seasonally weaker regional crude demand, lifted exports to their highest levels in two and a half years. Alongside robust flows from the Americas, this drove an increase in oil on water, i.e. the largest rise since the Covid-19 pandemic. Next to the demand/supply and seasonal factors, the increase in oil on the water is also a direct result of the set-up in sanctions. Oil with origin Russia, Iran or Venezuela increased by 100m barrels between August and October. Overall, it is clear that it is not about sentiment, but about real cargo growth and longer voyage patterns, reinforced by new-policy related disruptions that continue to absorb effective capacity. Hence, for the tanker market, these conditions have provided strong support for fleet utilisation and freight rates in Q3 2025 (VLCC 10-year historic long-term earnings Q3: 23,654 USD/day, VLCC Q3 2025 average: 50,109 USD/day) – and freight rates have clearly further improved into Q4 2025.

These dynamics point to a potential market of crude and condensate balance surplus of 2.9 mb/d for FY 2026, underscoring growing imbalances that may eventually require market adjustments – in the end, something needs to give. Should the modelled 1H26 surplus result in sustained lower oil prices, it could help moderate inflation, support global economic activity, and eventually stimulate oil demand – gradually balancing the market again by 2027. If demand does not follow, supply will eventually need to be curbed. It is hard to predict at this moment which scenario will materialise.

Additionally, newly announced sanctions on major Russian oil companies introduce further uncertainty into global supply and trading patterns. OPEC’s readiness to stabilise markets, including statements from Kuwait’s Oil Minister suggesting the group could increase production if necessary, provides further support to the compliant tanker rate outlook.

From a vessel supply side perspective, ordering activity has picked up further, pushing the VLCC orderbook-to-fleet (OB/F) ratio to 15.4% and the Suezmax OB/F ratio to 20.8%. While these figures may appear substantial at first glance, they are insufficient when viewed against the backdrop of an aging global tanker fleet. Currently, 18% of the VLCC fleet and 19% of the Suezmax fleet are over 20 years old — thresholds typically associated with phase-out or reduced commercial viability. The replacement challenge becomes even more pronounced when looking further ahead. By 2030, 40% of the VLCC fleet and 40% of the Suezmax fleet will be over 20 years old, indicating a steep increase in fleet obsolescence. This accelerated aging underscores the need for fleet renewal, particularly as environmental regulations tighten and charterers favour younger, more efficient tonnage.

Euronav has 10 (+4NB) VLCCs (average age 8.4y) and 17 (+2NB) Suezmaxes (average age 6.9y) on the water. Q3 2025 Performance Highlights:

•	VLCC: actual Q3 TCE for VLCC of 30,486 USD/day and actual Q4 quarter-to-date of 68,048 USD/day (78% fixed)
•	Suezmax: actual Q3 TCE for Suezmax of 48,210 USD/day and actual Q4 quarter-to-date of 59,910 USD/day (73% fixed)

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 26 November 2025 – 07:00 a.m. CET
Regulated information

 Delphis – Container Markets3
Freight rates began the third quarter at higher levels but gradually declined, ending the period around breakeven, as weak trade into the U.S. and moderating global volumes put pressure on spot rates and a muted U.S. peak season created excess vessel capacity. After a period of inventory building in the U.S. during 2024 and early 2025, imports have declined noticeably in recent months, leading to an uneventful Q3 peak season and pressure on global spot rates.
Looking ahead, the outlook for the fourth quarter remains mixed, reflecting a balance of both supportive and challenging factors. On the positive side, there are signs of improving U.S.–China trade relations, which could bolster market sentiment and trade activity. However, potential reopening of the Red Sea corridor and a substantial new vessel orderbook (OB/F 32.4%) may exert downward pressure on freight rates and overall market conditions in the container shipping sector.
CMB.TECH’s 4 x 6,000 TEU (average age 1.25y) and 1 NB 1,400 TEU container vessels are all employed under 10 to 15-year time charter contracts.
Bochem – Chemical Markets4

The chemical tanker markets have shown signs of gradual easing in recent months, albeit from a robust starting point earlier in 2025. The market has faced headwinds from slower volume growth, weaker clean petroleum products (CPP) sector conditions, and moderate fleet expansion in certain chemical tanker segments. Nonetheless, freight rates remain healthy across several regions, and time-charter rates continue to trade above historical averages (+12.5% above 5-year historic mean). For the remainder of the year, rates are expected to remain stable as we enter seasonally stronger winter months, further aided by strong sentiment in the adjacent crude and product tanker markets.
Forecasts for 2026 point to a modest recovery in volume growth, supported by expectations of broader macroeconomic improvement, though sentiment remains cautious. Current projections suggest seaborne chemicals trade could increase by around ~0.8-0.9% year-on-year on both a volume and tonne-mile basis. In addition, the orderbook remained stable this quarter, a factor that underpins a more balanced outlook over the longer term. As of the latest data, the chemical tanker orderbook (10,000–54,999 dwt) stands at 22.6% of the existing fleet, while approximately 26% of the fleet is over 20 years old.
Bochem’s 25,000 DWT chemical tankers fleet comprises out of 7 delivered vessels, and 9 NB vessels (average age <1y). They are employed under a 10-year time charter (6 vessels), under a 7-year time charter (6 vessels), and in the spot pool (2 vessels). Q3 2025 performance highlights:

•	Actual TCE Q3 2025 of USD 20,675 per day USD/day (spot pool)
•	Q4 2025 spot rates to-date: USD 22,578 USD/day per day

Windcat – Offshore (Wind) Markets5
The underlying offshore wind market remains challenging, with a continued disconnect between auction awards (secured offtake) and final investment decisions (FIDs). The year has also been marked by several zero-bid auctions, underscoring margin pressure and cost inflation across the supply chain. Government responses will be pivotal going forward — particularly whether they follow the UK’s example of raising maximum CfD prices or scale back capacity targets to restore project viability.
In the CSOV segment, fleet utilisation was near full capacity in Q2 2025, though Q3 has seen some vessels redelivered from summer campaigns without confirmed winter employment. The typical autumn uptick in W2W activity observed in prior years has not materialised to the same extent for the 2025/26 winter season, leaving a handful of Tier 1 assets6 still open in the near term. However, a significant share of the European CSOV fleet already holds commitments for 2026, with additional charter awards expected in Q4 2025.

3 Source: Clarksons SIN, Jefferies
4 Source: Clarksons SIN, Stolt Pool
5 Source: Clarksons Offshore, Hagland
6 Tier 1 vessels are purpose built offshore DP2 vessels with motion compensated gangways and 3D cranes. All new building vessels are currently Tier 1 vessels. Tier 2 vessels are generally converted oil & gas (M)PSVs with a permanently installed walk-to-work system and crane.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 26 November 2025 – 07:00 a.m. CET
Regulated information

Regionally, oil and gas-related demand—particularly in Brazil—has strengthened further, with more CSOV tonnage expected to be absorbed outside the typical European offshore wind projects. In Taiwan, vessel demand remains strong, and local tonnage availability tight, prompting the import of a European CSOV to meet regional W2W requirements for a medium-term campaign.
In general, we see orders for offshore wind vessels reducing, including CSOVs: 2024 #20 NB orders, and 2025 #6 NB orders. Tier 1 CSOV fleet stands today at 43 units versus an orderbook of 28 units (OB/F 65.1%)
The Q3 2025 CTV market was relatively inactive on both chartering and S&P activity. Nevertheless, the majority of vessels were employed on summer campaigns for most of the season, with many contracts extended into Q4 2025. Charter rates remained healthy, reflecting sustained demand, although a limited number of 24-pax CTVs and older 12-pax vessels experienced restricted employment over the summer. Looking ahead, utilisation levels are expected to decline entering the traditional slower winter season in Q4, consistent with historical seasonal patterns.
CTV fleet stands at 695 units versus an orderbook of 56 units (OB/F 8.1%) – with a slowly increasing average age of 9.5 years. As newbuilding levels are relatively modest, it is not expected that supply will exceed demand and hence market conditions are likely to remain familiar (including the typical seasonal patterns). In addition, the growing SOV segment has not yet cannibalised the CTV market – as SOV rates remain ~8 times the CTV rates.
Windcat has 1 (+5NB) CSOVs, and 54 (+7NB) CTVs (average age 9.5y). Q3 2025 performance highlights:
•	CSOVs: achieved TCE Q3 2025 of USD 27,272 per day . CSOV Q4 2025 spot rates to-date: so far 83.7% fixed at USD 118,870 per day
•	CTVs: achieved TCE Q3 2025 of USD 3,470 per day (utilisation 93.8%). CTV Q4 2025 spot rates to-date: so far 77.7% fixed at USD 2,836 per day
CONFERENCE CALL
The call will be a webcast with an accompanying slideshow. You can find the details of this conference call below and on the “Investor Relations” page of the website. The presentation, recording & transcript will also be available on this page.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	26 November 2025
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q3 2025 Earnings Conference Call”
Event Site/URL:	https://events.teams.microsoft.com/event/c0e3e44b-69f5-4d83-aeb0-7ffa0ce4b5a5@d0b2b045-83aa-4027-8cf2-ea360b91d5e4

To attend this conference call, please register via the following link.
Telephone participants who are unable to pre-register may dial in to the respective number of their location (to be found here). The Phone conference ID is the following: 520 663 159#
Announcement Q4 2025 results – 26 February 2025

About CMB.TECH
CMB.TECH (all capitals) is one of the largest listed, diversified and future-proof maritime groups in the world with a combined fleet of about 250 vessels: dry bulk vessels, crude oil tankers, chemical tankers, container vessels, offshore energy vessels and port vessels. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 26 November 2025 – 07:00 a.m. CET
Regulated information

CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT” and on Euronext Oslo Børs under the ticker symbol “CMBTO”.
More information can be found at https://cmb.tech
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other  factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
This information is published in accordance with the requirements of the Continuing Obligations on Euronext Oslo Børs.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 26 November 2025 – 07:00 a.m. CET
Regulated information

Condensed consolidated interim statement of financial position (unaudited)
 (in thousands of USD)

	September 30, 2025	December 31, 2024
ASSETS

Non-current assets
Vessels	6,590,617	2,617,484
Assets under construction	742,464	628,405
Right-of-use assets	5,412	1,910
Other tangible assets	23,815	21,628
Prepayments	1,083	1,657
Intangible assets	14,632	16,187
Goodwill	177,022	—
Receivables	89,124	75,076
Investments	116,175	61,806
Deferred tax assets	7,896	10,074
Total non-current assets	7,768,240	3,434,227

Current assets
Inventory	94,895	26,500
Trade and other receivables	332,173	235,883
Current tax assets	4,528	3,984
Cash and cash equivalents	81,864	38,869
	513,460	305,236
Non-current assets held for sale	83,733	165,583
Total current assets	597,193	470,819

TOTAL ASSETS	8,365,433	3,905,046

EQUITY and LIABILITIES

Equity
Share capital	343,440	239,148
Share premium	1,817,557	460,486
Translation reserve	8,396	(2,045)
Hedging reserve	160	2,145
Treasury shares	(284,508)	(284,508)
Retained earnings	662,722	777,098
Equity attributable to owners of the Company	2,547,767	1,192,324

Non-current liabilities
Bank loans	4,040,518	1,450,869
Other notes	—	198,887
Other borrowings	948,772	667,361
Lease liabilities	3,729	1,451
Other payables	148	—
Employee benefits	1,073	1,060
Deferred tax liabilities	485	438
Total non-current liabilities	4,994,725	2,320,066

Current liabilities
Trade and other payables	193,047	79,591
Current tax liabilities	7,303	9,104
Bank loans	322,416	201,937
Other notes	199,994	3,733
Other borrowings	98,294	95,724
Lease liabilities	1,887	2,293
Provisions	—	274

Total current liabilities	822,941	392,656

TOTAL EQUITY and LIABILITIES	8,365,433	3,905,046

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 26 November 2025 – 07:00 a.m. CET
Regulated information
Condensed consolidated interim statement of profit or loss (unaudited)
(in thousands of USD except per share amounts)

	2025	2024
	Jan. 1 - Sep. 30, 2025	Jan. 1 - Sep. 30, 2024
Shipping income
Revenue	1,077,100	714,217
Gains on disposal of vessels/other tangible assets	143,075	563,905
Other operating income	28,252	42,406
Total shipping income	1,248,427	1,320,528

Operating expenses
Raw materials and consumables	(6,496)	(2,159)
Voyage expenses and commissions	(233,986)	(131,618)
Vessel operating expenses	(292,342)	(146,829)
Charter hire expenses	(2,709)	(135)
Loss on disposal of vessels/other tangible assets	—	(2)
Depreciation tangible assets	(270,999)	(120,011)
Amortisation intangible assets	(2,443)	(2,107)
Impairment losses	(3,273)	—
General and administrative expenses	(90,471)	(53,150)
Total operating expenses	(902,719)	(456,011)

RESULT FROM OPERATING ACTIVITIES	345,708	864,517

Finance income	24,867	30,518
Finance expenses	(318,500)	(114,072)
Net finance expenses	(293,633)	(83,554)

Share of profit (loss) of equity accounted investees (net of income tax)	1,717	2,338

PROFIT (LOSS) BEFORE INCOME TAX	53,792	783,301

Income tax benefit (expense)	(3,708)	(5,602)

PROFIT (LOSS) FOR THE PERIOD	50,084	777,699

Attributable to:
Owners of the company	71,638	777,699
Non-controlling interest	(21,554)	—

Basic earnings per share	0.34	3.95
Diluted earnings per share	0.34	3.95

Weighted average number of shares (basic)	208,978,825	196,654,266
Weighted average number of shares (diluted)	208,978,825	196,654,266

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 26 November 2025 – 07:00 a.m. CET
Regulated information
Condensed consolidated interim statement of comprehensive income (unaudited)
(in thousands of USD)

	2025	2024
	Jan. 1 - Sep. 30, 2025	Jan. 1 - Sep. 30, 2024

Profit/(loss) for the period	50,084	777,699

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	—	181

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	10,441	2,536
Cash flow hedges - effective portion of changes in fair value	(1,985)	(1,087)

Other comprehensive income (expense), net of tax	8,456	1,630

Total comprehensive income (expense) for the period	58,540	779,329

Attributable to:
Owners of the company	80,094	779,329
Non-controlling interest	(21,554)	—

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 26 November 2025 – 07:00 a.m. CET
Regulated information

Condensed consolidated interim statement of changes in equity (unaudited)
(In thousands of USD)
	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity

Balance at January 1, 2024	239,148	1,466,529	235	1,140	(157,595)	807,916	2,357,373	—	2,357,373

Profit (loss) for the period	—	—	—	—	—	777,699	777,699	—	777,699
Total other comprehensive income (expense)	—	—	2,536	(1,087)	—	181	1,630	—	1,630
Total comprehensive income (expense)	—	—	2,536	(1,087)	—	777,880	779,329	—	779,329
Transactions with owners of the company
Business Combination	—	—	—	—	—	(796,970)	(796,970)	—	(796,970)
Dividends to equity holders	—	(1,006,043)	—	—	—	(104,877)	(1,110,920)		(1,110,920)
Treasury shares acquired	—	—	—	—	(126,913)	—	(126,913)	—	(126,913)
Total transactions with owners	—	(1,006,043)	—	—	(126,913)	(901,847)	(2,034,803)	—	(2,034,803)

Balance at September 30, 2024	239,148	460,486	2,771	53	(284,508)	683,949	1,101,899	—	1,101,899

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity

Balance at January 1, 2025	239,148	460,486	(2,045)	2,145	(284,508)	777,098	1,192,324	—	1,192,324

Profit (loss) for the period	—	—	—	—	—	71,638	71,638	(21,554)	50,084
Total other comprehensive income (expense)	—	—	10,441	(1,985)	—	—	8,456	—	8,456
Total comprehensive income (expense)	—	—	10,441	(1,985)	—	71,638	80,094	(21,554)	58,540
Transactions with owners of the company
Business Combination - Initial purchase	—	—	—	—	—	—	—	1,453,573	1,453,573
Business Combination - Subsequent purchases	—	—	—	—	—	73,705	73,705	(210,771)	(137,066)
Merger	104,292	1,357,071	—	—	—	(240,115)	1,221,248	(1,216,153)	5,095
Dividends to equity holders	—	—	—	—	—	(19,604)	(19,604)	—	(19,604)
Dividends to non-controlling interest	—	—	—	—	—	—	—	(5,095)	(5,095)
Total transactions with owners	104,292	1,357,071	—	—	—	(186,014)	1,275,349	21,554	1,296,903

Balance at September 30, 2025	343,440	1,817,557	8,396	160	(284,508)	662,722	2,547,767	-	2,547,767

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 26 November 2025 – 07:00 a.m. CET
Regulated information

Condensed consolidated interim statement of cash flows (unaudited)
(in thousands of USD)
	2025	2024
	Jan. 1 - Sep. 30, 2025	Jan. 1 - Sep. 30, 2024
Cash flows from operating activities
Profit (loss) for the period	50,083	777,699

Adjustments for:	428,990	(374,920)
Depreciation of tangible assets	270,999	120,011
Amortisation of intangible assets	2,443	2,107
Impairment losses (reversals)	3,273	—
Provisions	(274)	(244)
Income tax (benefits)/expenses	3,708	5,602
Share of profit of equity-accounted investees, net of tax	(1,717)	(2,338)
Net finance expense	293,633	83,554
(Gain)/loss on disposal of assets	(143,075)	(563,905)
(Gain)/loss on disposal of subsidiaries	—	(19,707)

Changes in working capital requirements	(39,384)	9,734
Change in cash guarantees	(2,898)	(50,959)
Change in inventory	(38,089)	3,405
Change in receivables from contracts with customers	11,134	75,708
Change in accrued income	(2,910)	(6,200)
Change in deferred charges	(445)	(3,846)
Change in other receivables	12,577	(5,497)
Change in trade payables	8,355	3,917
Change in accrued payroll	1,292	(834)
Change in accrued expenses	(11,448)	(15,996)
Change in deferred income	13,469	3,580
Change in other payables	(30,421)	6,456

Income taxes paid during the period	(3,828)	(5,042)
Interest paid	(231,229)	(96,938)
Interest received	4,188	15,632
Dividends received from other investments	7,076	1,050
Net cash from (used in) operating activities	215,896	327,215
Acquisition of vessels and vessels under construction	(822,500)	(687,219)
Proceeds from the sale of vessels	376,413	1,599,372
Acquisition of other tangible assets and prepayments	(2,136)	(4,454)
Acquisition of intangible assets	(1,852)	(619)
Proceeds from the sale of other (in)tangible assets	—	1,178
Net cash on deconsolidation / sale of subsidiaries	—	822
Investments in other companies	—	(45,000)
Loans from (to) related parties	(2,056)	(870)
Acquisition of a subsidiary, net of cash acquired	(1,098,897)	(1,149,886)
Repayment of loans from related parties	—	(79,930)
Lease payments received from finance leases	1,263	1,184
Net cash from (used in) investing activities	(1,549,765)	(364,600)
(Purchase of) Proceeds from sale of treasury shares	—	(126,913)
Proceeds from new borrowings	4,574,736	1,986,318
Repayment of borrowings	(2,354,905)	(736,622)
Repayment of lease liabilities	(124,962)	(33,051)
Repayment of commercial paper	(190,083)	(307,623)
Repayment of sale and leaseback	(337,051)	(14,490)
Transaction costs related to issue of loans and borrowings	(50,631)	(10,754)
Dividends paid	(5,526)	(1,109,175)
Acquisition of non-controlling interest	(137,066)	—
Net cash from (used in) financing activities	1,374,513	(352,310)

Net increase (decrease) in cash and cash equivalents	40,644	(389,694)
Net cash and cash equivalents at the beginning of the period	38,869	429,370
Effect of changes in exchange rates	2,351	8,102
Net cash and cash equivalents at the end of the period	81,864	47,778

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech